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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-204013

        Prospectus

4,375,000 Shares

Common Stock

        This prospectus relates to the resale, from time to time, of up to 4,375,000 shares of common stock of ZaZa Energy Corporation (the "Company"), par value $0.01 per share, by the selling stockholder identified in this prospectus under "Selling Stockholder." We are not selling any shares of our common stock under this prospectus and will not receive any proceeds from the sale of shares by the selling stockholder. The selling stockholder will bear all commissions and discounts, if any, attributable to the sale of the shares. We will bear all costs, expenses and fees in connection with the registration of the shares.

        The selling stockholder and its permitted transferees may offer and sell the shares from time to time at market prices, in negotiated transactions or otherwise. The timing and amount of any sale are within the sole discretion of the selling stockholder. The selling stockholder may sell the shares directly or through underwriters, brokers or dealers. The selling stockholder will pay commissions or discounts to underwriters, brokers or dealers in amounts to be negotiated prior to the sale. We will not receive any of the proceeds from the sale of the shares by the selling stockholder. See "Plan of Distribution" on page 6 for more information on this topic.

        Our common stock is listed on the NASDAQ Capital Market under the symbol ZAZA. On May 27, 2015, the closing sale price of our common stock on the NASDAQ Capital Market was $1.41 per share.

        Investing in our common stock involves risks, including those contained or incorporated by reference herein as described under "Risk Factors" on page 6 of this prospectus.

        Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 29, 2015

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement filed with the SEC utilizing a "shelf" registration process. Under this shelf registration process, the selling stockholder may sell the securities described in this prospectus in one or more offerings. This prospectus does not contain all of the information included in the registration statement. The registration statement filed with the SEC includes exhibits that provide more details about the matters discussed in this prospectus. You should carefully read this prospectus, the related exhibits filed with the SEC, together with the additional information described below under the headings "Where You Can Find More Information" and "Incorporation by Reference."

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholder has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholder is not making offers to sell or seeking offers to buy any of the securities covered by this prospectus in any state where the offer is not permitted. You should assume that the information appearing in this prospectus and any other document incorporated by reference is accurate only as of the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

        Under no circumstances should the delivery to you of this prospectus or any offer or sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus.

        Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to "ZaZa," "Company," "we," "us," and "our" mean ZaZa Energy Corporation and its wholly owned subsidiaries and each of their respective subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of a registration statement filed with the SEC under the Securities Act to register the resale by the selling stockholder of the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

        We file annual, quarterly, and other reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act"). You may read and copy any materials we file with the SEC at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public through the SEC's website at www.sec.gov. General information about us, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at www.zazaenergy.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of this prospectus.

INCORPORATION BY REFERENCE

        The SEC allows us to "incorporate by reference" information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below, other than any portions of the respective filings that were furnished (pursuant to Item 2.02 or Item 7.01 of Current Reports on Form 8-K or other applicable SEC rules) rather than filed, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of initial filing of the Registration Statement and prior to the effectiveness of the Registration Statement and (ii) prior to the sale of all the shares covered by this prospectus or termination of the offering:

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as filed with the SEC on March 31, 2015, and amended by Form 10-K/A, as filed with the SEC on April 13, 2015;

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  our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 as filed with the SEC on May 5, 2014;

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  our Current Reports on Form 8-K, as filed with the SEC on January 23, 2015, February 27, 2015, March 4, 2015, April 10, 2015, April 22, 2015, and April 30, 2015; and

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  the description of our common stock contained in our Registration Statement on Form 8-A filed on February 21, 2012, and any amendments or reports filed for the purpose of updating such description.

        A statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement, or any other subsequently filed document which is also incorporated in this prospectus modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, upon written or oral request and at no cost. Requests should be made by writing or telephoning us at the following address:

ZaZa Energy Corporation
1301 McKinney Street, Suite 2800
Houston, Texas 77010
(713) 595-1900
Attn: Investor Relations

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains and incorporates "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, including without limitation, statements and projections regarding the Company's future financial position, operations, performance, business strategy, returns, budgets, reserves, levels of production and costs, statements regarding future commodity prices and statements regarding the plans and objectives of the Company's management for future operations, are forward-looking statements. The Company's forward-looking statements are typically preceded by, followed by or include words such as "will," "may," "could," "would," "should," "likely," "believe," "expect," "anticipate," "plan," "estimate," "target," "goal," "project," "plan," "intend" and similar words or expressions. The Company's forward-looking statements are not guarantees of future performance and are only good-faith predictions and statements of the Company's beliefs based on assumptions that may prove to be inaccurate. Forward-looking statements involve known, unknown or currently unforeseen risks and uncertainties that may be outside of the Company's control and may cause the Company's actual results and future developments to differ materially from those projected in, and contemplated by, such forward-looking statements.

        Further information about the risks and uncertainties that may impact us are described or incorporated by reference in "Risk Factors" beginning on page 5. You should read that section carefully. Risks, uncertainties and other factors that could cause the Company's actual results and future developments to differ materially from the expectations reflected in the Company's forward-looking statements include, without limitation, the following:

  •
  our registered public accounting firm for the year ended December 31, 2014 expressing doubt about our ability to continue as a going concern and our ability to maintain sufficient liquidity and continue as a going concern;

  •
  requirements to repurchase our 10.00% Senior Secured Notes due 2017 (the "Senior Secured Notes") or our 9.00% Convertible Senior Notes due 2017;

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  our substantial level of indebtedness;

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  the impact of our current financial condition on our business operations and prospects;

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  fluctuations in the prices for, and demand for, oil, natural gas and NGLs;

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  our ability to raise necessary capital in the future;

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  problems with our joint ventures or joint venture partners;

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  exploratory risks associated with new or emerging oil and gas formations;

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  risks associated with drilling and operating wells;

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  inaccuracies and limitations inherent in estimates of oil and gas reserves;

  •
  our ability to replace oil and gas reserves;

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  our concentration in a single geographic area;

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  uninsured losses from oil and gas operating risks;

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  legislation and governmental regulations, including federal or state regulation of hydraulic fracturing;

  •
  our dependency upon third-party gathering, transportation and processing facilities;

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  our size relative to our peers;

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  our ability to use net operating loss carryforwards;

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  failures in our acquisition strategy or integration of our acquisitions;

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  hurricanes and natural disasters;

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  access to water to conduct hydraulic fracturing;

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  payments for hedging activities, if undertaken, that are not offset by production sales; and

  •
  our ability to assume a great operational role with respect to our assets in the future.

        In addition to these factors, important factors that could cause actual results to differ materially from our expectations and specific risks involved with investing in our common stock are disclosed under "Risk Factors" in our Annual Report on Form 10-K and in our other filings with the SEC.

        Any forward-looking statements made by the Company in this prospectus are based only on information currently available to the Company and speak only as of the date on which they are made. We undertake no obligation to update publicly any forward-looking statements in order to reflect any event or circumstance occurring after the date of this prospectus or currently unknown facts or conditions or the occurrence of unanticipated events. Accordingly, you should not place any undue reliance on any of our forward-looking statements.

 PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus or in documents incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read carefully the entire prospectus, including "Risk Factors" and the other information contained or incorporated by reference in this prospectus before making an investment decision.

The Company

        ZaZa Energy Corporation is an independent oil and gas company focused on the exploration and production of unconventional and conventional oil and gas assets. We currently operate primarily through joint ventures in the Eagle Ford East trend in East Texas and the Eagle Ford trend in South Texas. As of December 31, 2014, we held (i) approximately 45,000 net acres in our areas of operations; and (ii) proved reserves of approximately 1,011 MBoe having a standardized measure of approximately $14.5 million. Our common stock is traded on the NASDAQ Capital Market under the trading symbol ZAZA.

        Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to sections 13(a) or 15(d) of the Exchange Act, are made available free of charge on our website at www.zazaenergy.com as soon as reasonably practicable after we electronically file such material with, or otherwise furnish it to, the SEC.

        Our principal executive offices are located at 1301 McKinney Street, Suite 2800, Houston, Texas 77010, and our telephone number is (713) 595-1900. Our website address is www.zazaenergy.com. However, information contained on our website is not incorporated by reference into and does not constitute part of this prospectus.

Recent Developments

April 2015 Financing Transaction

        On April 30, 2015, we entered into a Securities Purchase Agreement (the "Purchase Agreement") with Alpha Capital Anstalt (the "Investor") providing for the issuance and sale (the "Transaction") of 2,500 shares of Series A 5% Convertible Preferred Stock (convertible into 2,500,000 shares of common stock, subject to adjustment). In connection with the purchase of shares of Series A 5% Convertible Preferred Stock in the Transaction, the Investor received warrants to purchase 1,875,000 shares of common stock, at an exercise price equal to $2.25 (the "Warrants"). Each warrant is exercisable at any time on or after the six-month anniversary of the date of issuance (the "Initial Exercise Date"). The warrants are exercisable for five years from the Initial Exercise Date, but not thereafter.

        Shares of Series A 5% Convertible Preferred Stock have a liquidation preference equal to $1,000 per share and, subject to certain ownership limitations, are convertible at any time at the option of the holder into shares of the Company's common stock at a conversion price of $1.00 per share. The conversion price and the number of shares issuable upon conversion are subject to adjustment in the case of stock splits, stock dividends, combinations of shares and similar recapitalization transactions.

        Both the Preferred Stock and the Warrants are subject to full-ratchet, anti-dilution price protection provisions. Under the provisions in the certificate of designations for the Preferred Stock, if, while such price protection provisions are in effect, we issue shares of our common stock at a price per share that is less than the conversion price of the Preferred Stock ($1.00 per share) then the conversion price of the Preferred Stock will be reduced to match such lower price. Under the provisions of the Warrants, if we issue shares of our common stock at a price per share that is less than the exercise price of the Warrants ($1.00 per share), then the exercise price of the Warrants shall be reduced to match such lower price and the number of shares of common stock issuable upon exercise of the Warrants shall be proportionately increased to maintain the same aggregate exercise price of the Warrants.

        However, the Warrants contain a special provision that provides that if the Company issues shares of common stock for certain purposes at any time prior to October 30, 2015, that result in an anti-dilution adjustment to any other security of the Company, then the exercise price of the Warrants shall be reduced, and only reduced, pursuant to the anti-dilution adjustment formula set forth in such security. Events that would give the holder of the Warrants the opportunity to elect to adjust the Warrants pursuant to this special provision include (a) issuances of common stock to the holders of the Company's 8.00% Subordinated Notes due 2017 or to the holders of the Company's 9.00% Convertible Senior Notes due 2017 as part of a transaction to extinguish such debt or (b) issuances of common stock by the Company to satisfy the Company's obligations under certain tax reimbursement agreements, dated September 11, 2012, by and between the Company and each of Blackstone Oil & Gas, LLC, Omega Energy, LLC and Lara Energy, Inc.

The Offering

Shares of common stock offered by us	None
Shares of common stock offered by the selling stockholder	4,375,000
Shares of common stock outstanding before this offering	13,284,139
Shares of common stock outstanding after completion of this offering, assuming the sale of all shares offered hereby	17,659,139
Use of proceeds	We will not receive any proceeds from the resale of the common stock by the selling stockholder.
Risk factors	You should carefully read and consider the information set forth under "Risk Factors" below, before deciding to invest in our securities.

        The number of shares of common stock outstanding before and after the offering is based on 13,284,139 shares outstanding as of April 30, 2015, and excludes as of such date:

  •
  1,599,488 shares of our common stock issuable upon conversion of any or all of our $40.0 million in outstanding convertible notes due August 1, 2017;

  •
  3,998,670 shares of common stock issuable upon the exercise of outstanding warrants held by the holders of our Senior Secured Notes with a weighted average exercise price of $1.92 per share;

  •
  316,713 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $6.30 per share;

  •
  138,427 shares of common stock reserved for future grants and awards under our equity incentive plans; and

  •
  4,375,000 shares of common stock issuable upon conversion of shares of Series A 5% Convertible Preferred Stock and upon exercise of Warrants in this offering.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should consider carefully the risk factors contained in our most recent Annual Report on Form 10-K, filed with the SEC as updated by our other filings with the SEC and incorporated herein by reference. You should also carefully consider the information set forth under "Risk Factors" in any applicable prospectus supplement and in our filings with the SEC pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to our most recent Annual Report on Form 10-K, incorporated by reference herein. You should also consider all other information contained in and incorporated by reference in this prospectus or any applicable prospectus supplement before making an investment decision. Additional risks and uncertainties that are not yet identified or that we think are immaterial may also materially harm our business, financial condition, results of operations and prospects and could result in a complete loss of your investment.

 USE OF PROCEEDS

        All proceeds from the resale of the shares of our common stock offered by this prospectus will belong to the selling stockholder identified in this prospectus under "Selling Stockholder." We will not receive any proceeds from the resale of the shares of our common stock by the selling stockholder. We will receive proceeds from any cash exercise of the Warrants. We intend to use any proceeds from any such exercise for working capital and general corporate purposes. There is no assurance that the Warrants will ever be exercised or, if exercised, that any holder of the Warrants will exercise for cash instead of using the cashless exercise provisions of the Warrants.

SELLING STOCKHOLDER

        This prospectus relates to the possible resale of up to 4,375,000 shares of our common stock, par value $0.01 per share, by the Investor. Such shares are issuable to the Investor upon the conversion of the Series A 5% Convertible Preferred Stock and the exercise of the Warrants issued to the Investor in the April 2015 financing transaction described in greater detail in "Recent Developments" above.

        The following table sets forth information with respect to the beneficial ownership of our common stock held as of April 30, 2015 by the Investor, the number of shares being offered hereby and information with respect to shares to be beneficially owned by the Investor assuming all the shares registered hereunder are sold. The registration of the shares of common stock issuable to the Investor upon the conversion of the Series A 5% Convertible Preferred Stock and the exercise of the Warrants does not necessarily mean that the Investor will sell all or any particular portion of the shares. The Investor does not, and within the past three years has not had, any position, office or other material relationship with us or any of our predecessors or affiliates.

	Beneficial Ownership Before Offering			Beneficial Ownership After Offering
Selling Stockholder	Number of Shares Owned		Shares Offered Hereby	Number of Shares Owned		Percent
Alpha Capital Anstalt(1)	0	(2)	4,375,000	0	(3)	0.0%

(1)
Konrad Ackerman is the director of Alpha Capital Anstalt and as such has voting and investment power over the securities owned by the selling stockholder. Mr. Ackerman disclaims beneficial ownership over these shares. Alpha Capital Anstalt is not a registered broker-dealer or an affiliate of a registered broker-dealer. The address of Alpha Capital Anstalt is Lettstrassee 32, FL 9490 Vaduz, Furstentum Liechtenstein.

(2)
Represents shares of common stock issuable upon conversion of shares of Series A 5% Convertible Preferred Stock and upon exercise of Warrants held by the Investor. The terms of each of these securities include a blocker provision that does not permit conversion or exercise to the extent it would cause the holder to hold more than 4.99% of our outstanding common stock. Accordingly, the number of shares owned excludes shares of common stock that exceed this ownership limitation. Notwithstanding the foregoing, as of the date hereof, the total number of shares of common stock issuable upon conversion of the shares of Series A 5% Convertible Preferred Stock and upon exercise of the Warrants held by the Investor is 4,375,000.

(3)
Assumes the sale of all shares offered hereby.

PLAN OF DISTRIBUTION

        The selling stockholder of the securities and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the NASDAQ Capital Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholder may use any one or more of the following methods when selling securities:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

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  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  settlement of short sales;

  •
  in transactions through broker-dealers that agree with the selling stockholder to sell a specified number of such securities at a stipulated price per security;

  •
  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

  •
  a combination of any such methods of sale; or

  •
  any other method permitted pursuant to applicable law.

        The selling stockholder may also sell securities under Rule 144 under the Securities Act, if available, rather than under this prospectus.

        Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

        In connection with the sale of the securities or interests therein, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholder may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        The selling stockholder and any broker-dealers or agents that are involved in selling the securities may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

        The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

        We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling stockholder without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the selling stockholder or any other person. We will make copies of this prospectus available to the selling stockholder and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

        The validity of the shares of common stock offered in this prospectus will be passed upon for us by Sidley Austin LLP, Houston, Texas

EXPERTS

        The consolidated financial statements of ZaZa Energy Corporation as of December 31, 2014 and for the year then ended incorporated by reference in this Prospectus have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about ZaZa Energy Corporation's ability to continue as a going concern as described in Note 2 to the consolidated financial statements), included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of ZaZa Energy Corporation as of December 31, 2013 and for the year ended appearing in ZaZa Energy Corporation's Annual Report (Form 10-K) for the year ended December 31, 2014 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        Certain information with respect to the oil and gas reserves associated with our oil and natural gas properties is derived from the reports of Ryder Scott Company, L.P., an independent petroleum engineering firm. This information and the report of Ryder Scott Company, L.P. are incorporated by reference herein and in the registration statement upon the authority of said firm as an expert with respect to such matters covered by such report and in giving such report.